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Tel: +1.312.876.7700 Fax: +1.312.993.9767
www.lw.com
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File No. 053096-0015

Re:	Highlands REIT, Inc. Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Highlands REIT, Inc., a Maryland corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, the Company’s Registration Statement on Form 10 (the “Registration Statement”), including Exhibit 99.1. For your convenience, we will also deliver to you paper copies of the Registration Statement.

Please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com, or Richard Vance, President and Chief Executive Officer of the Company, at (630) 570-0685 or richard.vance@inventrustproperties.com with any questions or comments with respect to the Registration Statement.

Very truly yours,

/s/ Cathy A. Birkeland

Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosure

cc:	Thomas McGuinness, President and Chief Executive Officer of InvenTrust Properties Corp.

Scott Wilton, Executive Vice President, General Counsel and Secretary of InvenTrust Properties Corp.

Richard Vance, President and Chief Executive Officer of Highlands REIT, Inc.